[PEMEX LOGO]                          SOCIAL COMMUNICATIONS CORPORATE MANAGEMENT

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                             BULLETIN NO. 294/2003
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                                                                DATE: 11/13/2003


         PUEBLA, Pue., on November 13, 2003.- If the energy investments are nor carried out, the country shall defer its development, affecting future generations, said the Assistant Director for storage and Distribution of Pemex Refining, Cutberto Azuara Pavon when participating in representation of the Director General of this subsidiary company, Juan Bueno Torio, in the Seventh Pipeline International Congress and Expo carried out in the Convention Center of this City.

         Due to the above, he said, within Pemex Refining it is considered necessary to seek alternate financial programs in order to have access to resources that may cover those needs by means of third party investment in the energy sector.

         During his presentation in the plenary session of said Congress, Azuara Pavon informed that Pemex Refining faces important challenges in the short and medium term to augment profitability of the company, by increasing gasoline and diesel production and reducing the elaboration of fuel oil.

         He explained that to obtain this it is vital to perform investment projects and programs to increase the production of crude oil and gas to the year 2006, in order that the Federal Electricity Commission use gas in the generation of electrical power, reducing the consumption of fuel oil.

         In parallel, he pointed out that to obtain a sustainable development Pemex Refining shall invest in facilities the approximate amount of 21,700 million dollars in the period 2004-2012, among which the following are highlighted: the construction of a new refinery that shall operate starting as of the year 2009, as well as the strengthening and preservation of the pipeline network.

         On the other hand, the Industrial Safety and Environmental Protection Corporate Director of Petroleos Mexicanos, Rafael Fernandez de la Garza, considered that the transportation of hydrocarbons through pipelines is the most safe and economical transportation system. However, he said, since it is a reliable media it does not receive the importance it deserves.

         While participating in this Congress, Fernandez de la Garza referred to the social problematic faced by the pipeline systems, which said is the responsibility of all. Petroleos Mexicanos, authorities and society as a whole, shall coordinate themselves in order that each may do their part, as it may correspond, he pointed out.

         He indicated that the main problems within the national pipeline system is the placement of clandestine outlets, theft of components, and the invasion of 4,200 kilometers of right of way, 92% of which are located in four states of the Mexican Republic.

         He noted that to optimize the pipeline systems of Petroleos Mexicanos it is indispensable to comply with the corresponding standards and consolidate the Pipeline Committee of Petroleos Mexicanos and subsidiary organism as a formal control and supervision organization that shall coordinate the institutional pipeline system.

         Altogether, he proposed the need for redundancy in the main pipelines of Pemex, a greater budgetary availability for maintenance, and standardize the use of technology in the mechanical and cathodic protection system of the lines of all subsidiary organisms.

         He said that monitoring, remote control and automation systems known as SCADA have been built, basically in the natural gas and LP gas transportation pipelines.

         Due to their great utility and efficiency, the application of these automatic monitoring systems in pipelines considered as strategic is extending to all subsidiary organism, as one of the compulsory practices to ensure control and reduce the occurrence of failures and incidents, concluded.

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